GPS Funds I
Amended and Restated
Fee Waiver Agreement

AGREEMENT effective as of the 1st day of August, 2012 between GPS Funds I (formerly, AssetMark Funds), a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust (each, a “Fund,” and collectively, the “Funds”), and Genworth Financial Wealth Management, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor has entered into an Investment Advisory Agreement with the Trust, effective October 20, 2006 (the “Investment Advisory Agreement”), pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which the Advisor is compensated based on the  average daily net assets of each such Fund; and

WHEREAS, the parties entered into a Fee Waiver Agreement as of July 31, 2009, which was amended on March 31, 2011; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Funds and their shareholders that the Advisor waive a portion of the advisory fee paid by each Fund to the extent necessary to reflect economies of scale and have agreed upon a fee waiver approach that consists of complex-wide breakpoints at certain asset levels; and

WHEREAS, the parties have determined to amend and restate the Fee Waiver Agreement, with such Amended and Restated Fee Waiver Agreement to be effective as of August 1, 2012.

NOW, THEREFORE, the parties hereto agree to document the amended and restated fee waiver agreement as follows:

1.
Fee Waiver by the Advisor.  The Advisor agrees to waive its receipt of the advisory fee associated with operating each Fund as follows: (1) the Advisor shall waive 0.025% of each Fund’s annual advisory fee on Trust assets in excess of $6 billion; and (2) the Advisor shall waive an additional 0.025% of each Fund’s annual advisory fee on Trust assets in excess of $12 billion.

2.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

3.
Duration and Termination.  This Agreement shall be effective on the date first set forth above, and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

GPS Funds I By: /s/ Carrie E. Hansen Name: Carrie E. Hansen Title: President Date: 7/12/12	Genworth Financial Wealth Management, Inc. By: /s/ Carrie E. Hansen Name: Carrie E. Hansen Title: S.V.P. & C.O.O. Date: 7/12/12

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